Exhibit 21.1

February 28, 2019

SUBSIDIARIES OF UNIQURE N.V.

Name of Subsidiary	Jurisdiction of Organization
uniQure biopharma B.V.	The Netherlands
uniQure IP B.V.	The Netherlands
uniQure Inc.	Delaware
uniQure GmbH	Germany